ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 6,000,000,000 of shares
Subscribed and Paid-in Capital: R$ 29,000,000,000.00 – 4,155,396,563 shares

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 24, 2009 AT 3:00 P.M.

VENUE AND TIME:	Praça Alfredo Egydio de Souza Aranha No. 100, Torre Olavo Setubal – 9th floor, in the city and state of São Paulo, at 3:00 p.m.

PRESIDING OFFICIALS:	Roberto Egydio Setubal - President
Carlos Roberto Zanelato - Secretary

QUORUM:	stockholders representing more than two thirds of the voting stock.

CONVENING NOTICE:
published in the newspapers “Valor Econômico”, April 9 (page C-1), 13 (page C-7) and April 14, 2009 (page C-3) editions, and the “Diário Oficial do Estado de São Paulo”, April 9 (page 36), 10 (page 29) and April 14, 2009 (page 42) editions.

RESOLUTIONS ADOPTED BY THE FLOOR:

Pursuant to the Proposal of the Board of Directors of April 8, 2009, the following items were approved:

1. Stock Option Plan: the amendments to the Company’s Stock Option Plan (“Plan”) to include the following provisions, as well as consolidate them in the form of the Attachment I to these minutes:

(i) provision permitting members of the Board of Directors of the Company or that of its controlled companies also to receive stock option grants within the scope of the Plan;

(ii) at the criteria of the committee responsible for the stock option grants and through the intermediary of performance and leadership evaluation tools, a provision for officers with  outstanding ability to perform and potential, to be offered stock options, the strike price of which to be paid against compliance with the obligation on the part of the beneficiaries to invest, in shares of the Company, 20% of their net bonus received with respect to the preceding year, and to maintain title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. For each share thus acquired, one stock option shall be granted for each share of the Company; and

(iii) provision that notification of exercising the stock option shall be made to the area of the Company responsible for the management of the Plan.

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF APRIL 24, 2009, AT 3:00 P.M., OF	Page 2
ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.

This matter on the agenda was approved by the Meeting with the abstention of the stockholders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda. and the opposing vote of two investment funds and of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI with respect to item 3.2 of the Plan only, considering that the limit for the quantity of options (0.5%) to be granted in each fiscal year, conflicts with the realities of the Brazilian market.

2. Unibanco – Performance Stock Option Plan: approved, with the abstention of the stockholders Elizabeth Cruz de Oliveira and ECO Aluguel de Imóveis Próprios Ltda. and the opposing vote of two investment funds, the assumption, by the Company of the rights and obligations established in the current contracts signed with the beneficiaries of the Unibanco – Performance Stock Option Plan (“Performance”), which is an integral part of these minutes in the form of an Attachment II, including responsibility for the grants realized within the scope of the said plan. The Company’s Board of Directors shall appoint the committee responsible for monitoring the plan, for which all the powers and prerogatives shall be attributed to the committee responsible for the management of the Performance.

3. Publication of the Minutes: approved, unanimously, the publication of the minutes of the Meeting omitting the names of the stockholders present, pursuant to Paragraph 2, Article 130 of Law 6,404/76.

FILED DOCUMENT:	the Proposal of the Board of Directors of April 8, 2009 and the Voting Declaration were filed at the Company’s registered offices and authenticated by the Presiding Officials.

São Paulo, April 24, 2009. (signed) Roberto Egydio Setubal, President; Carlos Roberto Zanelato, Secretary; ...

ALFREDO EGYDIO SETUBAL Investor Relations Officer

Attachment I to the minutes of the Extraordinary General Meeting of April 24, 2009, at 3:00 p.m., of Itaú Unibanco Banco Múltiplo S.A.

ITAÚ UNIBANCO STOCK OPTION PLAN

1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Banco Múltiplo S.A. (“ITAÚ UNIBANCO”) has instituted a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development. This will facilitate their participation in the additional value which their work and dedication have created for the shares which represent ITAU UNIBANCO’s capital.

1.1.	The stock options will give their respective holders the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in line with the PLAN’s conditions.

1.2.
At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of shares held as treasury stock for resale to the market, thus in essence applying, as a general rule, the same discipline pursuant to the PLAN.

1.3.	Each stock option shall give the right to subscribe one share.

1.4.	The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).

2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.

2.1.	In exceptional circumstances, stock options may be granted to the MEMBERS OF MANAGEMENT of controlled companies or to senior employees of ITAÚ UNIBANCO or the aforesaid companies.

2.1.1.	Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.

2.2.	The stock options shall be personal and not transferable, except by succession causa mortis.

2.3. It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify this decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1.	Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.

3.2.
The total quantity of stock options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the closing date of the balance sheet of the same fiscal year.

3.2.1.
In any given year, should the quantity of stock options granted be less than the limit of 0.5% of the total shares, the difference may be added to the stock options in any one of the 7 (seven) subsequent fiscal years.

3.2.2.
Pursuant to item 2.1.1, the stock options not granted for a given fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.
The COMMITTEE shall decide the total quantity of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and grace period (item 8).

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1.
The COMMITTEE shall select the BENEFICIARIES to whom the stock options shall be granted and establish the quantity of stock options of each series to be received by each one, taking into account, at its exclusive criterion, the performance of the selected executives for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.

6. STRIKE PRICE

6.1. The strike price, to be paid by ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:

a)
To establish the strike price of the options in general, the COMMITTEE shall consider the average prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted. Prices established in this way shall be restated up to the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

b)
for those officers that have, at the criteria of the COMMITTEE and through the use of performance and leadership evaluation tools, outstanding ability to perform and potential, the COMMITTEE may grant options whose strike price is paid through the meeting of objectives, conditional on the obligation of the beneficiary investing, in shares of ITAÚ UNIBANCO, 20% of the net participation in the profits and results which they have received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. For each share thus acquired one stock option shall be granted for each share of ITAÚ UNIBANCO.

6.2	The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

7. STOCK OPTIONS EXPIRY DATE

The COMMITTEE shall set an expiry date for the stock option grants, these being automatically extinguished at the end of the period.

7.1.
The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of YI+5 years and the maximum of YI+10 years, YI (Year of Issue) being understood as the calendar year during which the issue occurs. The term of the stock option shall therefore always expire on the last business day of the last calendar year of this term.

7.2.
The term of the stock options, the holders of which resign or are dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation, shall be extinguished ipso jure. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded.

7.3.
The provision for extinguishment pursuant to 7.2 shall not occur should the MEMBERS OF MANAGEMENT leave the organization due to his/her failure to be re-elected or in the case of an employee over 55. In this case, the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first.

7.3.1.
The MEMBER OF MANAGEMENT not reappointed to the post of officer, but elected or reelected to the Board of Directors of ITAÚ UNIBANCO and/or controlled companies, shall be subject to the following provisions: (i) for stock options already granted and still  not exercised, the rules under item 7.3 shall apply; (ii) for new options which may be granted while a director, all the provisions of this PLAN shall apply, in particular the rules of extinguishment (items 7.2 and 7.3).

7.4.
Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.

7.4.1.	Should the beneficiary’s decease occur after leaving, pursuant to item 7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.

8. EXERCISING OF THE STOCK OPTIONS

8.1.	Without limitations to the period of validity (item 7), the options may only be exercised once the grace period has elapsed and outside the blackout periods stipulated by the COMMITTEE.

8.2.
The COMMITTEE shall establish the grace period for each stock options series on the date of issue, the duration of which shall vary from YI+1 and YI+5 years, YI being the calendar year in which the issue has occurred. The grace period shall therefore always expire on the last day of the last calendar year of this period.

8.3.	The grace period shall extinguish on the holder’s leaving the organization pursuant to the conditions in item 7.3, or due to his/her decease.

8.4.	The COMMITTEE shall determine the blackout periods when necessary, in order to organize the work involved leading to a subscription.

8.5.
The holder of the stock options shall advise the area responsible for the management of the PLAN of Banco Itaú S.A. at least 48 hours prior to the date on which he/she intends to exercise the stock options.

8.6.	The holder of more than one series of stock options may exercise all or only some, in their entirety or partially.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ

UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, for exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.

9.1.	The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.

10. AVAILABILITY OF SHARES

10.1.	The holder may freely negotiate one half of the shares which he has subscribed through the exercising of the option.

10.2.	The other half shall remain non-negotiable for a term of 2 (two) years as from the exercise date, this process being registered pursuant Article 40 of Law 6,404 of December 15 1976.

10.3.	The blocking of shares pursuant to item 10.2 shall not apply to share subscriptions through the exercising of stock options in the last six months before final expiry date (item 7).

10.4.	At the outset of the final semester prior to stock option expiry, all those shares which have been blocked up to that time shall become available for negotiation.

10.5.
The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.4).

10.6.
The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.

11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.

_______________________

Attachment II to the minutes of the Extraordinary General Meeting of April 24, 2009, at 3:00 p.m., of Itaú Unibanco Banco Múltiplo S.A.

UNIBANCO - PERFORMANCE STOCK OPTION PLAN

1. PURPOSE

1.1. The UNIBANCO - PERFORMANCE STOCK OPTION PLAN, hereinafter referred to simply as PERFORMANCE, is a joint initiative of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”) and UNIBANCO HOLDINGS S.A. (“HOLDINGS”), by means of which the executives of the economic group of UNIBANCO will be granted options (“Options”) for the acquisition of stock and UNITS (deposit certificates which represent, each one, one preferred share of UNIBANCO and one preferred share of HOLDINGS), IN ORDER TO:

1.1.1. attract highly qualified executives, by means of instruments lined up with the best market practices; and

1.1.2. promote the development and favor the retention of UNIBANCO’s executives, once their participation in the corporate capital of the company will allow them to be benefited from the results for which they have contributed, increasing, consequently, the value of their shares, combining, therefore, their interest with the interests of the shareholders of UNIBANCO and of HOLDINGS.

1.2. For purposes of this Regulation, the terms defined below shall have the following meaning:

1.2.1. OWN STOCKS are the shares issued by UNIBANCO and/or HOLDINGS, or UNITS, that the executives shall acquirer with their BONUS and which ownership must be maintained, as described in item 4.5.3, as a form of payment of the EXERCISE PRICE.

1.2.2. BONUS is the net value of the variable compensation that the EXECUTIVE receives for the rendering of services for the company to which it is connected to.

1.2.3. COMMITTEE is the board responsible for the management of the PERFORMANCE, composed by 4 to 6 members elected by the President of the Board of Officers of UNIBANCO, as well as of one member of the Board of Directors of HOLDINGS, nominated by the latter, and to be presided by the President of the Board of Officers of UNIBANCO. The term-of-office of the members of the COMMITTEE shall be indefinite.

1.2.4. Option’s EXERCISE DATE is the date of receipt, by Unibanco, of the notification referred to in item 4.4.5, when the EXECUTIVES state their intention of acquiring the shares of UNIBANCO and/or HOLDINGS, as the case may be, by exercising their Options.

1.2.5. EXECUTIVES are the persons to whom the Options regarding PERFORMANCE may be granted, as defined in item 3.1. and 3.2.

1.2.6. STOCK OPTIONS are the Options granted individually by UNIBANCO and/or by HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of ordinary or preferred shares of UNIBANCO and of preferred shares of HOLDING, according to the rules set forth in item 4.4.4.2.

1.2.7. UNITS OPTIONS are the Options granted concurrently by UNIBANCO and HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of UNITS, by exercising options granted by UNIBANCO and by HOLDINGS, according to the rules set forth in item 4.4.4.1.

1.2.8. REGULAR OPTIONS are the Options which price is established according to item 4.5.2.

1.2.9. BONUS OPTIONS are the Options which price is established according to item 4.5.3.

1.2.10. EXERCISE TERM is the term comprehended between the date when the option is granted and the date when such option may be exercised by the EXECUTIVE, as set forth by the COMMITTEE, pursuant to item 4.6.1.

1.2.11. MATURITY TERM is the term comprehended between the end of the EXERCISE TERM and the date when the Options shall be considered extinct, as set forth in item 4.6.3.

1.2.12. EXERCISE PRICE is the price that the EXECUTIVE shall contribute for the acquisition of shares of UNIBANCO and/or of HOLDINGS, as the case may be, by virtue of the exercise of the Options, as described on item 4.5.

2. MANAGEMENT OF THE PLAN

2.1. PERFORMANCE shall be managed by the COMMITTEE, which, subject to the terms of this Regulation, shall be in charge of:

a. taking all necessary and suitable measures for the management of PERFORMANCE, including with respect to the interpretation of the Regulation and application of the rules set forth herein, as well as the definition of cases not provided for in this Regulation;

b.  appointing, amongst the persons eligible under the terms of items 3.1. 3.2., the ones that shall participate of the PERFORMANCE and to whom the Options shall be granted;

c. establishing the quantity, dates and the EXERCISE PRICE, as well as the other characteristics of the Options to be granted to the EXECUTIVES;

d. defining the grant of UNITS OPTIONS and/or STOCK OPTIONS, as set forth in this Regulation, and the type of share of UNIBANCO in connection with which the Regulation gives right to the acquisition, subject to the legal and the By-Law’s limits; and

e. establishing complementary rules to this Regulation, being even allowed to create an Internal Regiment to the PERFORMANCE.

2.2. The COMMITTEE shall observe, in the exercise of its incumbency, as described in the above item, the conditions and limits set forth in this Regulation, as well as the applicable legal rules. Observed such limits and conditions, the COMMITTEE may, in order to fully accomplish the purposes of PERFORMANCE, set forth different conditions to EXECUTIVES, provided, however, that the COMMITTEE is not obliged to extend, to the EXECUTIVES in similar situations, conditions which it considers applicable only to one or more EXECUTIVES.

2.3. The COMMITTEE shall decide by majority of votes, being its President entitled to cast the tie-breaking vote.

2.3.1. In the decision of proposals which involve granting Options to beneficiaries that are members of the COMMITTEE, such beneficiaries shall abstain from voting such proposal. For its approval, such proposal shall receive the favorable vote of at least the majority of the other members of the COMMITTEE.

2.4. The work and decisions of the COMMITTEE shall be reflected in minutes to be recorded in the minute’s book of the COMMITTEE, provided that such minutes shall be signed by all the members that attended the meeting and by the certain number of members whose signature are necessary for the validity of the decisions, without prejudice of the signature of other members who wish to sign the document. The copy of the minute or extract of the decisions shall only be submitted to Public Registry if it is intended to produce effects before third parties.

3. MEMBERS AND LIMITS OF MEMBERS

3.1. The EXECUTIVES to whom the Options regarding PERFORMANCE shall be offered are: (i) the administrators, including the members of the Board of Directors and Board of Officers of UNIBANCO and of its controlled companies; and (ii) the employees who occupy the position of superintendent of UNIBANCO and of its controlled companies. The COMMITTEE may, in exceptional and justified cases, grant Options to employees of UNIBANCO or of its controlled companies, with manager title or equivalent.

3.2. The COMMITTEE may also, in order to attract highly qualified people for the Company, decide to offer Options to EXECUTIVES in the moment of their respective employment in the companies mentioned in item 3.1. above, including, in exceptional and justified cases, to persons with manager title or equivalent.

3.3. The decision to grant Options to the EXECUTIVES shall be taken by the COMMITTEE based on a proposal that should, as a way to assist the decision of the COMMITTEE, consider the contribution of the EXECUTIVE to UNIBANCO Group and the purposes described on item 1.1 of this Regulation.

3.3.1. The COMMITTEE may, in its sole discretion, establish complementary rules to do the proposals mentioned on item 3.3.

3.4. The participation of the EXECUTIVE in the PERFORMANCE does not interfere in the fixed and variable remuneration established to him, and does not grant to any EXECUTIVE any right to remain as administrator or employee of UNIBANCO or of the Companies referred to in item 3.1.

3.5. The participation in the capital stock of UNIBANCO and HOLDINGS, as set forth in this Regulation, is agreed to be “intuitu personae”, and therefore the Option granted under this Regulation is personal, non-transferable and may not be pledged.

3.6. The total of Options granted may not exceed the annual limit of 1% (one per cent) by year nor the aggregate of 10% (ten per cent) of the authorized capital of UNIBANCO. For purposes of this item, the aggregate number of Options shall be the total number of Options granted and not yet exercised in the date of the respective calculus.

4. CONDITIONS APPLICABLE TO THE GRANT AND EXERCISE OF OPTIONS

4.1. GRANTING PERIODS

4.1.1 The COMMITTEE shall regularly grant Options each year, provided that it may, at its own discretion, not grant Options in the years that it deems convenient.

4.1.2 The COMMITTEE may grant the Options in distinct series, establishing different conditions between the series of EXERCISE TERM, MATURITY TERM and the type of security (shares or UNITS) of which the Options grant rights of acquisition.

4.2. PRIOR REQUISITES FOR THE GRANTING OF REGULAR OPTIONS

4.2.1. The COMMITTEE might grant REGULAR OPTIONS to any of the EXECUTIVES mentioned on item 3.1. and 3.2 above.

4.3. PRIOR REQUISITES FOR THE GRANTING OF BONUS OPTIONS

4.3.1 The COMMITTEE might grant BONUS OPTIONS only for the EXECUTIVES mentioned on item 3.1. and 3.2 above that use part of its BONUS to acquire OWN STOCKS. BONUS OPTIONS shall be granted on the same type of securities of the OWN STOCKS that has been acquired by the EXECUTIVE.

4.3.1.1. The amount of the BONUS OPTIONS to be granted shall be determined by the COMMITTEE, and shall consider the percentage of the BONUS used for the acquisition of OWN STOCKS, within the limits established by the COMMITTEE.

4.3.2. In case the COMMITTEE decides to offer to a determined EXECUTIVE the BONUS OPTIONS, the COMMITTEE shall communicates such decision to this EXECUTIVE on a moment that is prior to the date of the receiving of the BONUS by this EXECUTIVE.

4.3.3. In case the EXECUTIVE accepts to receive the BONUS OPTIONS it shall notice its intention through a written notice addressed to UNIBANCO’s Human Resources Department, and such notice shall includes the percentage of the BONUS that the EXECUTIVE wishes to use in order to acquire the OWN STOCKS, percentage which must be among the limits established by the COMMITTEE.

4.3.4. In case UNIBANCO do not use its right of first refusal to sell to the EXECUTIVE the OWN STOCKS, as described on item 4.8., the EXECUTIVE shall acquires the OWN STOCKS in the stock market or on a private negotiation and shall send to UNIBANCO a receipt of the acquisition and the amount of OWN STOCKS acquired.

4.3.5. The EXECUTIVES may not acquire UNITS STOCKS during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.3.5.1. The COMMITTEE shall establish the operational rules to the acquisition of OWN STOCKS and for the granting of the BONUS OPTIONS and determine the deadlines on which the EXECUTIVE must comply with the obligation set forth in item 4.3.3 and 4.3.4.1. (“Acquisition Terms”) and the date on which the counting of the EXERCISE TERM shall be initiated.

4.3.6. In case the EXECUTIVE does not acquire the OWN STOCKS in the terms established by the COMMITTEE, the respective BONUS OPTIONS shall be considered automatically extinguished.

4.4. EXERCISE FORM

4.4.1 Each Option granted by UNIBANCO shall give right to the acquisition of 01 (one) ordinary share or 01 (one) preferred share of UNIBANCO, as set forth by the COMMITTEE, and each Option granted by HOLDINGS shall give right to the acquisition of 01 (one) preferred share of HOLDINGS.

4.4.2 The respective Board of Directors of UNIBANCO and HOLDINGS shall establish whether the Options shall be satisfied by delivering (i) shares held in treasury; or (ii) shares issued in capital increases.

4.4.3 The Options granted by UNIBANCO shall be exercised by means of the payment of the EXERCISE PRICE in the conditions set forth on item 4.5. and the Options granted by HOLDINGS shall be exercised by means of the contributing of shares of UNIBANCO, in the rate of 01 share of UNIBANCO for each share of HOLDINGS.

4.4.4 The Options shall be granted for the exercise in UNITS, in the case of UNITS OPTIONS, or in shares issued by UNIBANCO and/or HOLDINGS, in case of STOCK OPTIONS.

4.4.4.1. The Options in UNITS shall be granted concurrently by UNIBANCO and HOLDINGS, in a conditioned form, hypothesis when the exercise of the Option granted by UNIBANCO shall be made in pairs of Options, and shall be conditioned to the exercise by the EXECUTIVE, in the same occasion, of one Option granted by HOLDINGS. From the pairs of Options of UNIBANCO to be exercised for the UNITS OPTIONS, the EXECUTIVE shall exercise one Option that gives rise to the acquisition of one preferred share of UNIBANCO and one Option that gives rise to the acquisition of an ordinary share of UNIBANCO, unless all Options held by the EXECUTIVE give rise to the acquisition of preferred shares of UNIBANCO. The contribution for the acquisition / paying up of the share of HOLDINGS, acquired by exercising the Option granted by that Company, shall be made with one of the Shares of UNIBANCO, acquired by virtue of the exercise of the Options herein referred, considering that such contributions / paying up for shares shall be made with one ordinary share of UNIBANCO whenever the exercise of pairs of Options of such company has caused the acquisition of one share of this specie.

4.4.4.1.1. When the EXECUTIVE exercises UNITS OPTIONS, UNIBANCO may, at its own criteria, exchange half of the shares of UNIBANCO acquired by the EXECUTIVE for preferred shares of HOLDINGS, and deliver UNITS directly to the EXECUTIVE. In this case, STOCK OPTIONS granted by HOLDINGS shall be automatically terminated.

4.4.4.2. The STOCK OPTIONS shall be granted individually by UNIBANCO or by HOLDINGS and its exercise may be made also separately by the EXECUTIVE, subject to the other conditions provided for in this Regulation.

4.4.5. The exercise of the Options shall be made by written notice, addressed by the EXECUTIVE to UNIBANCO’s Human Resources Department, where the EXECUTIVE will inform the quantity and series of Options that he intends to exercise.

4.5. EXERCISE PRICE

4.5.1. The COMMITTEE shall establish the Options’ EXERCISE PRICE upon the respective grant.

4.5.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be fixed on current local currency, and the COMMITTEE shall consider the weighted average of the trading prices for Unibanco shares and UNITS, in Brazil and abroad, during a period of up to 90 (ninety) days before the date of the COMMITTEE’s meeting which determines the grant and, in the establishment of the EXERCISE PRICE, may apply adjustment on the value referred to herein, in order to allow full accomplishment of the objectives of PERFORMANCE, as well as to correct market oscillations arising out of factors external to the issuing companies.

4.5.2.1. The COMMITTEE may, exceptionally, in its sole discretion, determine that from the EXERCISE PRICE of the REGULAR OPTIONS be reduced the amount corresponding to the global dividends distributed to the Shares or to the UNITS object of each grant during the EXERCISE TERM. In this case, the COMMITTEE may determine that the amount to be reduced be corrected in view of market oscillations arising out of factors external to the issuing companies.

4.5.2.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be paid, on demand, by the EXECUTIVE within the term established by the COMMITTEE.

4.5.3. The EXERCISE PRICE of the BONUS OPTIONS shall be paid by means of accomplishment by the EXECUTIVE of the obligation of keeping the ownership of the respective OWN STOCKS without any modification or encumbrance, and this obligation shall be valid during the EXERCISE TERM of the correspondent BONUS OPTIONS.

4.5.3.1. The COMMITTEE may, in its sole discretion and on justifiable cases, allow flexibility changes in the EXERCISE PRICE of the BONUS OPTIONS.

4.6. EXERCISE TERM AND MATURITY OF THE OPTIONS

4.6.1. The EXERCISE TERM shall be established by the COMMITTEE, but in any event shall be a minimum of 2 (two) and a maximum of 5 (five) years as from the date of Grant. The COMMITTEE may also, provided that the minimum and maximum terms set forth herein are duly observed, establish, within the same series, lots of Options grant to the same EXECUTIVE and subject to different EXERCISE TERMS.

4.6.1.1. The COMMITTEE, when granting the Options, may exceptionally and under fully justifiable circumstances determine an EXERCISE TERM of up to 8 (eight) years as from the grant date.

4.6.2. After elapsed the EXERCISE TERM, the EXECUTIVES may exercise partially or in full the Options due and the price to be paid for the acquisition of shares related to the Options exercised shall be fully paid, pursuant to item 4.5.

4.6.3. Upon the respective grant, the COMMITTEE shall also set forth the MATURITY TERM of the Options, within the minimum of 6 (six) months and the maximum of 12 (twelve) months after elapsed the EXERCISE TERM. Upon reached the MATURITY TERM, the Options can no longer be exercised and will be automatically terminated.

4.6.3.1. Up to 15 (fifteen) days before the MATURITY TERM, the COMMITTEE may, in its sole discretion and in case special and fully justifiable circumstances are verified, determine the extension of the MATURITY TERM.

4.6.4. The EXECUTIVES may not exercise their Options in periods during which (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.6.4.1. In case the last day of the MATURITY TERM falls within a period as described on item 4.6.4. above, the MATURITY TERM shall be suspended and its term will be reinitiated after the ending of the forbiddance of negotiation.

4.7. CONDITIONS FOR TRANSFERRING SHARES OR UNITS

4.7.1. Upon the exercise of the REGULAR OPTIONS, the EXECUTIVES can transfer, immediately, up to 50% of the Shares or UNITS, as the case may be, acquired by exercising the Options and the remaining 50% may be transferred at the end of the second year after its acquisition.

4.7.2. Upon the exercise of the BONUS OPTIONS, the EXECUTIVES shall sell immediately (i) the OWN STOCKS which the ownership was kept in order to pay the EXERCISE PRICE of the respectively BONUS OPTIONS exercised, and (ii) Shares and/or UNITS acquired due to the exercise of the corresponding BONUS OPTIONS.

4.7.3. The COMMITTEE may, in its sole discretion, admit the selling of Shares and/or UNITS by the EXECUTIVES before the ending of the term mentioned on item 4.7.1.

4.7.4. The EXECUTIVES may not sell any securities issued by UNIBANCO and/or HOLDINGS, or any securities that refers to them, during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.8. RIGHT OF FIRST REFUSAL

4.8.1. Considering the limits and other legal and regulatory conditions to negotiate its own shares or its controller shares, UNIBANCO shall have the right of first refusal to (i) sell to the EXECUTIVES the OWN STOCKS, (ii) acquire from the EXECUTIVES the OWN STOCKS, and (iii) acquire from the EXECUTIVES the stock acquired by means of the exercise of the Options.

4.8.2. The EXECUTIVES must inform UNIBANCO, within the deadlines established by the COMMITTEE, in writing their intention to negotiate any of the securities mentioned on item 4.8.1. (“Securities”).

4.8.3. The COMMITTEE shall establish the rules of UNIBANCO’s right of first refusal, including the deadlines to exercise this right and to pay price related to the acquisition or selling, as the case may be.

4.8.3.1. In order to determine the price of the acquisition or selling of the Securities, the COMMITTEE shall consider the quotation of the Securities in the São Paulo Stock Exchange by the time of negotiation.

4.8.4. In case UNIBANCO does not exercise its right of first refusal set forth on item 4.8.1. (i), the COMMITTEE shall establish the proceedings whereby the EXECUTIVE shall acquire the OWN STOCKS. In case UNIBANCO does not exercise its first right of refusal, as set forth in item 4.8.1 (ii) and (iii), the EXECUTIVE will be allowed to freely trade the Securities.

4.8.5. The COMMITTEE may, in its sole discretion, waive the right of first refusal of UNIBANCO established on this item 4.8.

4.9. HYPOTHESIS OF ANTECIPATED MATURIRY OF THE OPTIONS

4.9.1. In the hypothesis of dismissal or resignation of the EXECUTIVES from UNIBANCO and the companies referred to in item 3.1., the Options granted to them and which EXERCISE TERM is still not elapsed may not be exercised, once they shall be considered terminated in the date of dismissal or resignation. In this hypothesis, all conditions for transfer of the Shares / Options, acquired by exercising the Options before the dismissal or resignation, will be maintained.

4.9.2. There shall be no extinction of Options granted to the EXECUTIVES who retire, hypothesis in which the EXERCISE TERM, MATURITY TERM and other conditions applicable to their Options not yet exercised will be maintained, except for the restrictions referred to in items 4.7.1. and 4.7.2.

4.9.3. In case of death, retirement for permanent disability or other circumstances, in the COMMITTEES discretion, of the EXECUTIVE’s involuntary absence, the EXECUTIVE, his heirs and successors shall be able to exercise the Options which EXERCISE TERM has already elapsed and which MATURITY TERM has not been reached, without applying, in this hypothesis, the restrictions contained in items 4.7.1. and 4.7.2.

4.9.4. The COMMITTEE may, in its sole discretion, determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinct, as well as determine the anticipation of the respective EXERCISE TERM.

4.9.5. The extinction of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in this Regulation does not motivate the payment of any type of indemnify to the EXECUTIVE.

5. MISCELLANEOUS

5.1. In case UNIBANCO and/or HOLDINGS approve the split, reverse split or stock dividend, shall be proportionally adjusted (i) the Securities to which this Regulation refers to, including but not limited, the OWN STOCKS and the Shares and/or UNITS to which the Option exercise gives right of acquisition, as well as (ii) the EXERCISE PRICE.

5.2. If resolved the spin-off, combination, merger or any other form of corporate reorganization, of UNIBANCO or of HOLDINGS, the COMMITTEE shall, subject to the legislation in force, determine the required adjustments to the conditions applicable to the Options already granted, being able, including, to determine the anticipated maturity of its EXERCISE and MATURITY TERMS, as well as to propose to the Shareholders Meeting of the issuing companies the termination of PERFORMANCE or the adaptation of this Regulation for future granting. In case of PERFORMANCE’s extinction, the COMMITTEE may, in its sole discretion, determine the termination or modification of the Options which EXERCISE TERM has not elapsed yet.

5.3. Except for otherwise disposed in item 4.5.2.1., the Shares acquired by exercising the Options, including those represented by UNITS, shall have right to receive the dividends declared after the respective EXERCISE DATE. Those who are entitled to Options may only exercise the shareholders rights related to the shares object of their Options after the respective exercise and payment of the EXERCISE PRICE.

5.4. The COMMITTEE may determine periods of suspension of the Options exercise or transfer of shares and/or UNITS, acquired by the EXECUTIVES by exercising the Options, in view of great market oscillations or legal or regulatory restrictions.

5.5. In view of the restrictions to transference provided for in this Regulation, the Options, Shares and/or UNITS shall be marked with clauses of non alienable and non subject to pledge for the applicable periods, clauses that must be registered in the issuers’ proper books. Any transfer or pledge of the Options or Shares acquired by exercising the Options, in contrary to the terms of this Regulation shall be considered rightfully null.

5.6. The acceptance of Options by the EXECUTIVES implies the acceptance of all conditions of this Regulation and a copy thereof shall be attached to the notice sent to the EXECUTIVE upon granting the Options.

5.7. This Regulation shall be indefinitely valid and can only be amended by means of the approval by UNIBANCO and HOLDINGS Shareholders Meetings of a proposal made by their respective Board of Directors.

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